Exhibit 99.1

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.
This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated October 3, 2025 (the “Prospectus”) to which it relates, as amended or supplemented, and each document incorporated by reference into this Prospectus Supplement and the Prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
The offering of the securities described in this Prospectus Supplement has not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States. Accordingly, these securities may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories, possessions or the District of Columbia (the “United States”), or to a U.S. person (as such term is defined in Regulation S under the U.S. Securities Act) (a “U.S. Person”) unless exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws are available. This Prospectus Supplement together with the Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States or to, or for the account or benefit of, any U.S. Person. See “Plan of Distribution”.
Information has been incorporated by reference in this Prospectus Supplement and the Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Cresco Labs Inc. at 600 W. Fulton Street, Suite 800, Chicago, IL 60661, telephone 312-929-0993 and are also available electronically at www.sedarplus.com.

PROSPECTUS SUPPLEMENT
(TO THE SHORT FORM BASE SHELF PROSPECTUS DATED OCTOBER 3, 2025)

New Issue	January 29, 2026

CRESCO LABS INC.
Up to C$140,000,000 of Subordinate Voting Shares

This Prospectus Supplement of Cresco Labs Inc. (“Cresco” or the “Corporation”), together with the Prospectus, qualifies for distribution up to C$140,000,000 of subordinate voting shares (the “Subordinate Voting Shares”) of the Corporation (the “Offering”). The Corporation has entered into an equity distribution agreement dated January 29, 2026 (the “Equity Distribution Agreement”) with Haywood Securities Inc. (the “Agent”) relating to the Subordinate Voting Shares offered by this Prospectus Supplement and the accompanying Prospectus. In accordance with the terms of the Equity Distribution Agreement, and except as noted below, the Corporation may distribute up to C$140,000,000 of Subordinate Voting Shares from time to time through the Agent, as agent for the distribution of the Subordinate Voting Shares pursuant to the Offering. See “Plan of Distribution”.

The issued and outstanding Subordinate Voting Shares are listed and posted for trading on the Canadian Securities Exchange (the “CSE”) under the symbol “CL.” On January 28, 2026, the last trading day prior to the date of this Prospectus Supplement, the closing price per Subordinate Voting Share on the CSE was $1.47. The Corporation has given notice to the CSE to list the Subordinate Voting Shares offered by this Prospectus Supplement and the Prospectus on the CSE. Listing will be subject to the Corporation fulfilling all of the listing requirements of the CSE.

Investing in securities of the Corporation is speculative and involves a high degree of risk and should only be made by persons who can afford the total loss of their investment. A prospective purchaser should therefore review this Prospectus Supplement and the Prospectus, as amended or supplemented, and the documents incorporated by reference herein and therein, as amended or supplemented, in their entirety and carefully consider the risk factors described or referenced under “Risk Factors” herein, in the Prospectus and in the annual information form of the Corporation incorporated by reference in the Prospectus at the relevant time and the risks otherwise described in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, prior to investing in any Subordinate Voting Shares offered hereby.

Purchasing Subordinate Voting Shares may subject investors to tax consequences in Canada. Investors should consult their own tax advisors with respect to their own particular circumstances.

Exhibit 99.1
Sales of Subordinate Voting Shares, if any, under this Prospectus Supplement and the Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions (“NI 44-102”), involving sales made directly on the CSE or any other recognized Canadian “marketplace” within the meaning of National Instrument 21-101 Marketplace Operation upon which the Subordinate Voting Shares are listed, quoted or otherwise traded (a “Marketplace”). The Subordinate Voting Shares will be distributed at market prices prevailing at the time of the sale of such Subordinate Voting Shares. As a result, prices may vary as between purchasers and during the period of distribution. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. An investor will not be entitled to a return of its investment if only a portion of the disclosed maximum offering amount set out above is in fact raised. See “Plan of Distribution”.

Pursuant to the terms of the Equity Distribution Agreement, the Corporation will compensate the Agent for its services in acting as agent in the sale of the Subordinate Voting Shares pursuant to the Offering in an amount equal to 2.5% of the gross proceeds from sales of the Subordinate Voting Shares made on the CSE or another Marketplace. The Corporation estimates that the total expenses that it will incur for the Offering, excluding compensation payable to the Agent under the terms of the Equity Distribution Agreement, will be approximately US$250,000. See “Plan of Distribution”.

No underwriter of the Offering, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Subordinate Voting Shares, including selling an aggregate number or principal amount of Subordinate Voting Shares that would result in the underwriter creating an over-allocation position in the Subordinate Voting Shares. See “Plan of Distribution”.

Further particulars concerning the attributes of the Subordinate Voting Shares are set out under “Description of Share Capital of the Corporation – Subordinate Voting Shares” in the Prospectus, which provides for the issuance from time to time over a 25-month period of Subordinate Voting Shares, debt securities, subscription receipts, warrants and units.

The directors, chief executive officer and chief financial officer of the Corporation reside outside of Canada and each has appointed Bennett Jones LLP, 3400 One First Canadian Place, Toronto, Ontario, M5X 1A4, as his or her agent for service of process in Canada. Baker Tilly US, LLP, 205 N Michigan Ave, Suite 2800, Chicago, IL 606601, the auditor of the Corporation, is incorporated, continued or otherwise organized under the laws of a jurisdiction outside of Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada or is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction, even if the party has appointed an agent for service of process.

The Corporation's head office is located at 600 W. Fulton Street, Suite 800, Chicago, IL 60661 and its registered office is located at Suite 2500, 666 Burrard Street, Vancouver, BC, V6C 2X8.

This Prospectus qualifies the distribution of securities of an entity that currently directly derives a substantial portion of its revenues from the cannabis industry in certain U.S. states, which industry is illegal under U.S. federal law. The Corporation is directly involved (through its licensed subsidiaries) in both the adult-use and medical cannabis industry in the States of California, Florida, Illinois, Kentucky, Massachusetts, Michigan, New York, Ohio, and Pennsylvania, as permitted within such states under applicable state law which states have regulated such industries.
The cultivation, sale and use of cannabis is illegal under United States federal law pursuant to the Controlled Substance Act (21 U.S.C. §811) (the “CSA”). The United States federal government regulates drugs through the CSA, which places controlled substances, including cannabis, in a schedule. Other than industrial hemp, cannabis is classified as a Schedule I drug. Under United States federal law, a Schedule I drug or substance has a high potential for abuse, no accepted medical use in the United States, and a lack of accepted safety for the use of the drug under medical supervision. Under the CSA, the policies and regulations of the United States federal government and its agencies are that cannabis has no medical benefit and a range of activities including cultivation and the personal use of cannabis is prohibited. The United States Food and Drug Administration has not approved cannabis for the treatment of any disease or condition. The agency has, however, approved one cannabis-derived drug product, Epidiolex, for the treatment of seizures associated with Lennos-Gastaut syndrome or Dravet syndrome.

Exhibit 99.1

Despite the current state of the federal law and the CSA, over three quarters of U.S. states, Washington D.C., and the territories of Puerto Rico, the U.S. Virgin Islands, the Northern Mariana Islands and Guam have laws and/or regulations that recognize, in one form or another, legitimate medical uses for cannabis and consumer use of cannabis. The states of Alaska, Arizona, California, Colorado, Connecticut, Delaware, Illinois, Maine, Maryland, Massachusetts, Michigan, Minnesota, Missouri, Montana, Nevada, New Jersey, New Mexico, New York, Ohio, Oregon, Rhode Island, Vermont, Virginia, Washington, and the District of Columbia, have legalized adult-use of cannabis. Adult-use sales have not yet begun in Virginia. Additionally, although the District of Columbia voters passed a ballot initiative in November 2014, no adult-use operations exist yet because of a prohibition on using funds for regulation within a federal appropriations amendment to local District spending powers. However, there is no guarantee that state laws legalizing and regulating the sale and use of cannabis will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions.
Accordingly, in the U.S., cannabis is largely regulated at the state level. State laws that permit and regulate the production, distribution and use of cannabis for adult-use or medical purposes are in direct conflict with the CSA. Although certain states authorize medical or adult-use cannabis production and distribution by licensed or registered entities, under United States federal law, the possession, use, cultivation, and transfer of cannabis and any related drug paraphernalia is illegal and any such acts are criminal acts. The Supremacy Clause of the United States Constitution establishes that the United States Constitution and federal laws made pursuant to it are paramount and in case of conflict between federal and state law, the federal law shall apply.

On April 17, 2025, Rep. Joyce (R-OH), Max Miller (R-OH), and Dina Titus (D-NV) introduced the Tenth Amendment Through Entrusting States (STATES) 2.0 Act. This legislation aims to federally legalize cannabis by allowing states, Washington, D.C., U.S. territories, and tribal nations to determine how to regulate cannabis within their own jurisdictions. Key provisions of the STATES 2.0 Act include removing cannabis from the CSA while still supporting states that choose to maintain prohibition policies; providing federal tax relief to state-sanctioned cannabis businesses by allowing them to deduct ordinary business expenses—effectively removing their classification as “drug traffickers” under Section 280E of the Internal Revenue Code of 1986 as amended (the “Code”); and permitting interstate cannabis commerce, including transportation through jurisdictions that have opted to prohibit cannabis.

On April 17, 2025, Rep. Joyce (R-OH) and House Democratic Leader Hakeem Jeffries (D-NY) reintroduced bipartisan legislation titled the PREPARE Act. The bill aims to establish a fair, honest, and transparent process to guide the development of effective federal cannabis regulations. Under the legislation, the Attorney General would be directed to establish a “Commission on the Federal Regulation of Cannabis” to advise on regulatory development, modeled after existing federal and state alcohol frameworks. The bill calls on federal regulators to create a regulatory and revenue framework that ensures the safe production and consumption of cannabis while respecting the unique needs, rights, and laws of individual states, and to present this framework to Congress within one year. Additionally, the PREPARE Act seeks to build on bipartisan efforts to address the injustices of the war on cannabis—particularly those affecting minority, low-income, and veteran communities. It would also expand research access for medical professionals, provide protections for the hemp industry (including cross-pollination prevention), and help ensure cannabis remains an adult-use product except in cases of physician-prescribed treatment for minors.

Introduced April 29, 2025, Evidence-Based Drug Policy Act of 2025 by Reps. Dina Titus (D-NV) and Ilhan Omar (D-MN) removes federal barriers that prevent the Office of National Drug Control Policy from funding or sponsoring research on cannabis and other Schedule I substances such as MDMA and psilocybin.

In late June 2025, The U.S. House of Representatives approved amendments to a spending bill that would authorize U.S. Department of Veterans Affairs (VA) doctors to issue medical marijuana recommendations to military veterans and support psychedelics research and access. One of the accepted proposals from Reps. Mast (R-FL) and Joyce (R-OH)—who are both co-chairs of the Congressional Cannabis Caucus—would increase veterans’ access to state medical marijuana programs and eliminate a current VA directive barring the department’s doctors from issuing cannabis recommendations.

Also in late June 2025, a Republican-led House Appropriations subcommittee included language in the 2026 spending bill that would effectively prohibit most THC-containing hemp products, impose testing and labeling requirements, and grant states oversight on retail sales—though this would restrict rather than expand access. On November 12, 2025, President Donald Trump signed into law legislation, as part of broader bill to reopen the government following a government shutdown, which clarifies and narrows the definition of hemp under federal law. The law, which will be effective 365 days following its enactment, limits total THC to 0.4 mg per container of hemp product.

On December 18, 2025, President Trump signed Executive Order 14370 “Increasing Medical Marijuana and Cannabidiol Research”. The order directs federal agencies to accelerate the process of rescheduling marijuana from a Schedule I to a Schedule III substance under the CSA. This action represents a significant shift in federal policy associated with cannabis-related activities. Key aspects include the recognizing and improving knowledge of medical uses of marijuana and cannabidiol for patients and doctors, removing barriers to research, improving access to cannabidiol products, and delivering on promises to help improve healthcare for all Americans. As of the date of this Prospectus Supplement, marijuana remains a Schedule I substance under the CSA and the timing of directed rescheduling is uncertain.

Exhibit 99.1

For additional information, see “Federal Regulatory Environment” in the Annual MD&A (as defined herein), which is incorporated by reference herein.

The Corporation's objective is to capitalize on the opportunities presented as a result of the changing regulatory environment governing the cannabis industry in the United States. Accordingly, there are a number of significant risks associated with the business of the Corporation. Until the CSA is amended with respect to medical and/or adult-use cannabis (and as to the timing or scope of any such potential amendments there can be no assurance), there is a significant risk that federal authorities may enforce current U.S. federal law, and the business of the Corporation may be deemed to be producing, cultivating, extracting, distributing/transporting, or dispensing cannabis or aiding or abetting or otherwise engaging in a conspiracy to commit such acts in violation of federal law in the United States. If the U.S. federal government begins to enforce U.S. federal laws relating to cannabis in states where the sale and use of cannabis is currently legal, or if existing applicable state laws are repealed or curtailed, the Corporation's business, results of operations, financial condition and prospects would be materially adversely affected.

In light of the political and regulatory uncertainty surrounding the treatment of United States cannabis-related activities, on February 8, 2018, the Canadian Securities Administrators published CSA Staff Notice 51-352 – (Revised) Issuers with U.S. Marijuana-Related Activities (“Staff Notice 51-352”) setting out the Canadian Securities Administrator's disclosure expectations for specific risks facing issuers with cannabis-related activities in the United States. Staff Notice 51-352 includes additional disclosure expectations that apply to all issuers with United States cannabis-related activities, including those with direct and indirect involvement in the cultivation and distribution of cannabis, as well as issuers that provide goods and services to third parties involved in the United States cannabis industry.

For these reasons, the Corporation's investments in the United States cannabis market may subject the Corporation to heightened scrutiny by regulators, stock exchanges, clearing agencies and other United States and Canadian authorities. There are a number of risks associated with the business of the Corporation. See the section entitled “Risk Factors” herein and within the AIF (as defined herein).

Exhibit 99.1
TABLE OF CONTENTS – PROSPECTUS SUPPLEMENT

Exhibit 99.1
TABLE OF CONTENTS – PROSPECTUS

ABOUT THIS SHORT FORM BASE SHELF PROSPECTUS	1
ENFORCEMENT OF CIVIL LIABILITIES	1
MEANING OF CERTAIN REFERENCES AND CURRENCY PRESENTATION	1
WHERE YOU CAN FIND MORE INFORMATION	1
MARKET AND INDUSTRY DATA	2
CAUTION REGARDING FORWARD-LOOKING STATEMENTS	2
DOCUMENTS INCORPORATED BY REFERENCE	3
THE CORPORATION	5
DESCRIPTION OF SHARE CAPITAL OF THE CORPORATION	7
PRIOR SALES	8
TRADING PRICE AND VOLUME	8
SELLING SECURITYHOLDERS	8
PLAN OF DISTRIBUTION	8
USE OF PROCEEDS	8
EARNINGS COVERAGE RATIO	8
CONSOLIDATED CAPITALIZATION	8
UNITED STATES REGULATORY ENVIRONMENT	9
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	9
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	9
RISK FACTORS	9
EXEMPTION	9
LEGAL MATTERS	9
AUDITORS, TRANSFER AGENT AND REGISTRAR	10
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT	10
PURCHASERS' STATUTORY RIGHTS	10
ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS	10
CERTIFICATE OF THE CORPORATION	10
PURCHASERS' STATUTORY RIGHTS	11
CERTIFICATE OF THE CORPORATION	C-1

Exhibit 99.1
IMPORTANT NOTICE ABOUT INFORMATION IN THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and also adds to and updates certain information contained in the Prospectus and the documents incorporated by reference into the Prospectus. The second part, the Prospectus, provides more general information. If the information varies between this Prospectus Supplement and the Prospectus, the information in this Prospectus Supplement supersedes the information in the Prospectus. Capitalized terms or abbreviations used in this Prospectus Supplement that are not defined herein have the meanings ascribed thereto in the Prospectus.

No person is authorized by the Corporation to provide any information or to make any representation other than as contained in this Prospectus Supplement or in the Prospectus in connection with the issue and sale of the Subordinate Voting Shares. An investor should rely only on the information contained in this Prospectus Supplement and the Prospectus (including the documents incorporated by reference herein and therein) and is not entitled to rely on parts of the information contained in this Prospectus Supplement or the Prospectus (including the documents incorporated by reference herein or therein) to the exclusion of others. The Corporation and the Agent have not authorized anyone to provide investors with additional or different information. The Corporation and the Agent take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement. Information contained on, or otherwise accessed through, the Corporation's website shall not be deemed to be a part of this Prospectus Supplement and such information is not incorporated by reference herein.

The Corporation and the Agent are not offering to sell the Subordinate Voting Shares in any jurisdictions where the offer or sale of the Subordinate Voting Shares is not permitted. The information contained in this Prospectus Supplement (including the documents incorporated by reference herein) is accurate only as of the date of this Prospectus Supplement or as of the date as otherwise set out herein (or as of the date of the document incorporated by reference herein or as of the date as otherwise set out in the document incorporated by reference herein, as applicable), regardless of the time of any sale of the Subordinate Voting Shares. The business, financial condition, capital, results of operations and prospects of the Corporation may have changed since those dates. The Corporation does not undertake to update the information contained or incorporated by reference herein, except as required by applicable Canadian securities laws.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering.

The Corporation's annual consolidated financial statements that are incorporated by reference into this Prospectus Supplement and the Prospectus have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Certain calculations included in tables and other figures in this Prospectus Supplement, the Prospectus and the documents incorporated by reference therein may have been rounded for clarity of presentation.

The Corporation has included certain non-GAAP financial measures (within the meaning of National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure) in certain documents incorporated by reference in this Prospectus Supplement, including earnings before interest, taxes, depreciation, and amortization (“EBITDA”) and “Adjusted EBITDA”. The Corporation has provided the non-GAAP financial measures, which are not calculated or presented in accordance with GAAP, as supplemental information and in addition to the financial measures that are calculated and presented in accordance with GAAP. These supplemental non-GAAP financial measures are presented because management has evaluated the financial results both including and excluding the adjusted items and believe that the supplemental non-GAAP financial measures presented provide additional perspectives and insights when analyzing the core operating performance of the business. This provides useful information for investors, allowing them to gain a clearer understanding of the Corporation’s operating performance and make more informed investment decisions. These supplemental non-GAAP financial measures should not be considered superior to, as a substitute for, or as an alternative to, and should only be considered in conjunction with, the GAAP financial measures presented in the documents incorporated by reference in this Prospectus Supplement. See section entitled “Non-GAAP Financial Measures” in the Corporation’s most recent annual management’s discussion and analysis and its most recent interim management's discussion and analysis, as may be amended, modified or superseded, for further information in

S-1

Exhibit 99.1
connection with non-GAAP financial measures, including reconciliations to the nearest historical GAAP measures. See “Documents Incorporated by Reference”.

The documents incorporated or deemed to be incorporated by reference in this Prospectus Supplement or in the Prospectus contain meaningful and material information relating to the Corporation and readers of this Prospectus Supplement should review all information contained in this Prospectus Supplement, the Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein, as amended or supplemented.

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Exhibit 99.1
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein include “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In addition to the following cautionary statement, with respect to forward-looking information contained in the documents incorporated by reference herein, prospective purchasers should refer to “Cautionary Statement Regarding Forward-Looking Information” in the AIF or any subsequently filed annual information form of the Corporation, as well as the advisories section of any documents incorporated or deemed to be by reference herein, including those that are filed after the date hereof.

All information, other than statements of historical facts, included in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein that address activities, events, or developments that the Corporation expects or anticipates will or may occur in the future is forward-looking information. Forward-looking information is often identified by the words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” or similar expressions and includes, among others, information regarding: termination of the Offering upon the maximum amount of sales of Subordinate Voting Shares being completed hereunder, sales of Subordinate Voting Shares under the Offering, the use of net proceeds of the Offering, the Corporation's intention to complete the Offering on the terms and conditions described herein, the listing of the Subordinate Voting Shares on the CSE, the anticipated effect of the Offering on the performance of the Corporation, the Corporation's intention regarding cash flows from operating activities in future periods, statements relating to the business and future activities of, and developments related to, the Corporation after the date of this Prospectus Supplement or the Prospectus, as applicable, including but not limited to such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation's business, operations and plans, including new revenue streams, the completion of contemplated acquisitions by the Corporation, the application for additional licenses and the grant of licenses that have been applied for, the expansion of existing cultivation and production facilities, the completion of cultivation and production facilities that are under construction, the construction of additional cultivation and production facilities, and the expansion into additional states within the United States, international markets and Canada; any potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the United States and the states in which the Corporation operates; expectations for other economic, business, regulatory and/or competitive factors related to the Corporation or the cannabis industry generally; and other events or conditions that may occur in the future.

Readers are cautioned that forward-looking information and statements are not based on historical facts but instead are based on reasonable assumptions, estimates, analysis, and opinions of management of the Corporation at the time they were provided or made, in light of its experience and its perception of trends, current conditions, and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Corporation, as applicable, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking information and statements.

Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Corporation; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labor stability; stability in financial and capital goods markets; favorable production levels and costs from the Corporation's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Corporation's operations; and the Corporation's ability to conduct operations in a safe, efficient, and effective manner. While the Corporation considers these assumptions to be reasonable, the assumptions are inherently subject to significant business, social, economic, political, regulatory, competitive, and other risks and uncertainties, contingencies, and other factors that could cause actual performance, achievements, actions, events, results, or conditions to be materially different from those projected in the

S-3

Exhibit 99.1
forward- looking information and statements. Many assumptions are based on factors and events that are not within the control of the Corporation and there is no assurance they will prove to be correct.

See “Risk Factors” herein and in the AIF for discussion of material risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Corporation, as applicable, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking information and statements.

Readers are cautioned that the foregoing lists are not exhaustive of all factors and assumptions that may have been used. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such forward-looking information and statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such information and statements. Accordingly, readers should not place undue reliance on forward-looking information and statements. The forward-looking information and statements contained herein, in the Prospectus and in any document incorporated by reference herein and therein are presented for the purposes of assisting readers in understanding the Corporation's expected financial and operating performance and the Corporation's plans and objectives and may not be appropriate for other purposes.

The forward-looking information and statements contained in this Prospectus Supplement and the Prospectus represent the Corporation's views and expectations respectively as of the date of this Prospectus Supplement and the Prospectus, unless otherwise indicated in such documents, and forward-looking information and statements contained in the documents incorporated by reference herein and therein represent the Corporation's views and expectations as of the date of such documents, unless otherwise indicated in such documents. The Corporation anticipates that subsequent events and developments may cause its views and expectations to change. However, while the Corporation may elect to update such forward-looking information and statements at a future time, it has no current intention of and assumes no obligation for doing so except to the extent required by applicable law.

MEANING OF CERTAIN REFERENCES AND CURRENCY PRESENTATION

References to dollars or “$” are to Canadian currency unless otherwise indicated. All references to “US$” refer to United States dollars. On January 28, 2026, the daily exchange rate for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.36.

Unless the context otherwise requires, all references in this Prospectus Supplement to the “Corporation” refer to the Corporation and its subsidiary entities on a consolidated basis.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, the market and industry data contained or incorporated by reference in this Prospectus Supplement is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Corporation believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any survey. The Corporation has not independently verified any of the data from third party sources referred to or incorporated by reference herein and accordingly, the accuracy and completeness of such data is not guaranteed.

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Exhibit 99.1
DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the General Counsel of the Corporation, at 600 W. Fulton St. #800, Chicago, IL, 60661, telephone 312-929-0993, and are also available electronically at www.sedarplus.com. The filings of the Corporation through SEDAR+ are not incorporated by reference in this Prospectus Supplement except as specifically set out herein.

This Prospectus Supplement is incorporated by reference into the Prospectus as of the date hereof and only for the purposes of the distribution of the Subordinate Voting Shares offered hereby. Other documents are also incorporated or deemed to be incorporated by reference into the Prospectus and reference should be made to the Prospectus for full details.

The following documents (or the sections or sub-sections thereof set out below), filed by the Corporation with the various securities commissions or similar authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, the Prospectus as supplemented by this Prospectus Supplement:

A.the Annual Information Form of the Corporation dated March 14, 2025 (the “AIF”);

B.the Audited Consolidated Financial Statements of the Corporation as of and for the years ended December 31, 2024 and 2023, together with the notes thereto and the auditor's report thereon, (the “Annual FS”), filed on March 14, 2025;

C.the Management's Discussion and Analysis of Financial Condition and Results of Operations of the Corporation for the years ended December 31, 2024 and 2023, (the “Annual MD&A”), filed on March 14, 2025;

D.the Unaudited Condensed Interim Consolidated Financial Statements of the Corporation as of and for the three and nine months ended September 30, 2025 and 2024, together with the notes thereto, filed on November 7, 2025;

E.the Management's Discussion and Analysis of Financial Condition and Results of Operations of the Corporation for the three and nine months ended September 30, 2025 and 2024, filed on November 7, 2025;

F.the Management Information Circular of the Corporation dated August 11, 2025, prepared in connection with the annual general and special meeting of shareholders held on September 16, 2025, filed on August 15, 2025;

G.the material change report of the Corporation dated September 15, 2025, relating to the refinancing of its senior secured credit facility.

Any document of the type referred to in section 11.1 of Form 44-101F1 of National Instrument 44-101 Short Form Prospectus Distributions filed by the Corporation with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the completion or withdrawal of the Offering shall be deemed to be incorporated by reference in the Prospectus for the purposes of the Offering.

If the Corporation disseminates a news release in respect of previously undisclosed information that, in the Corporation's determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), the Corporation will identify such news release as a “designated news release” for the purposes of the Prospectus in writing on the face page of the version of such news release that the Corporation files on SEDAR+ (any such news release, a “Designated News Release”), and any such Designated News Release shall be deemed to be incorporated by reference into the Prospectus only for the purposes of the Offering. These documents will be able to be obtained under the Corporation's profile on SEDAR+ at www.sedarplus.com. The Corporation will not use a Designated News Release to update information in the Prospectus in the event of a “material change” (as such term is defined under applicable Canadian securities laws).

S-5

Exhibit 99.1
Upon a new interim financial report and related management's discussion and analysis of the Corporation being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous interim financial report and related management's discussion and analysis of the Corporation most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of securities hereunder. Upon new annual financial statements and related management's discussion and analysis of the Corporation being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous annual financial statements and related management's discussion and analysis and the previous interim financial report and related management's discussion and analysis of the Corporation most recently filed shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of securities hereunder. Upon a new annual information form of the Corporation being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the following documents shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of securities hereunder: (i) the previous annual information form; (ii) material change reports filed by the Corporation prior to the end of the financial year in respect of which the new annual information form is filed; (iii) business acquisition reports filed by the Corporation for acquisitions completed prior to the beginning of the financial year in respect of which the new annual information form is filed; and (iv) any information circular of the Corporation filed by the Corporation prior to the beginning of the financial year in respect of which the new annual information form is filed. Upon a new information circular of the Corporation prepared in connection with an annual general meeting of the Corporation being filed with the applicable securities regulatory authorities during the currency of this Prospectus Supplement, the previous information circular of the Corporation prepared in connection with an annual general meeting of the Corporation shall be deemed no longer to be incorporated by reference into this Prospectus Supplement for purposes of future offers and sales of securities hereunder.

Notwithstanding anything herein to the contrary, any statement contained in this Prospectus Supplement, the Prospectus or in a document incorporated or deemed to be incorporated by reference herein or in the Prospectus shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement and the Prospectus, to the extent that a statement contained herein or in any other subsequently filed document incorporated or deemed to be incorporated by reference herein or in the Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall thereafter neither constitute, nor be deemed to constitute, a part of this Prospectus Supplement, or the Prospectus except as so modified or superseded.

THE CORPORATION
Summary Description of the Business

Cresco is one of the largest vertically-integrated multi-state cannabis operators in the U.S. The Corporation is licensed to cultivate, manufacture, and sell retail and medical cannabis products both through Sunnyside*®, Cresco Labs' national dispensary brand, and wholesaling to third-party retail stores. Cresco is built to become the most important company in the cannabis industry by combining the most strategic geographic footprint, its industry-leading brands, highly productive retail, and one of the leading distribution platforms in North America.
More detailed information regarding the business of the Corporation as well as its operations, assets, and properties can be found in the AIF and other documents incorporated by reference herein, as supplemented by the disclosure herein. See “Documents Incorporated by Reference”.
Recent Developments
On November 12, 2025, the Corporation announced the launch of Cresco-branded flower in Germany, marking the Corporation’s first commercial entry into the European Union.

S-6

Exhibit 99.1
CONSOLIDATED CAPITALIZATION

As of September 30, 2025, the Corporation had 340,486,810 Subordinate Voting Shares outstanding. Except as described below, there is no material change to the Corporation’s share or loan capitalization on a consolidated basis since September 30, 2025. As a result of the Offering, the shareholder’s equity of the Corporation will increase by the amount of the net proceeds of the Offering and the number of issued and outstanding Subordinate Voting Shares will increase by the number of Subordinate Voting Shares actually distributed under the Offering.

S-7

Exhibit 99.1
USE OF PROCEEDS

The net proceeds from the Offering are not determinable in light of the nature of the distribution. The net proceeds to the Corporation of any given distribution of Subordinate Voting Shares through the Agent in an “at-the-market distribution” will be the gross proceeds from the distribution less the applicable compensation payable to the Agent under the Equity Distribution Agreement and the Corporation's expenses of the distribution. The Corporation currently intends to use the net proceeds from the Offering principally for general corporate purposes (including funding ongoing operations and/or working capital requirements), to repay indebtedness outstanding from time to time, discretionary capital programs and potential future acquisitions. However, management of the Corporation will have broad discretion with respect to the actual use of the net proceeds from the Offering.

Although the Corporation intends to expend the net proceeds from the Offering as set forth above, there may be circumstances where, for sound business reasons, a reallocation of funds may be prudent or necessary, and may vary materially from that set forth above. See “Risk Factors”.

The gross proceeds of the Offering will be up to C$140,000,000. There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out above, or none at all. See “Plan of Distribution”.

As set forth in the audited financial statements of the Corporation for the years ended December 31, 2024 and 2023, the Corporation sustained a net loss. The Corporation may not be able to achieve or maintain profitability and may continue to incur significant losses in the future, which could lead to negative cash flows from operating activities. While the Corporation does not intend to have negative cash flow from operating activities in future periods, in the event that the Corporation does experience negative cash flow from operating activities, all or a portion (as determined by the Corporation) of the net proceeds from the Offering may be used to fund such negative cash flow.

S-8

Exhibit 99.1
PLAN OF DISTRIBUTION

In accordance with the terms of the Equity Distribution Agreement, and except as noted herein, the Corporation may distribute up to C$140,000,000 of Subordinate Voting Shares from time to time through the Agent as agent for the distribution of the Subordinate Voting Shares pursuant to the Offering.

Sales of Subordinate Voting Shares, if any, under this Prospectus Supplement and the Prospectus are anticipated to be made in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, involving sales made directly on the CSE or any other recognized Marketplace. Subject to the terms and conditions of the Equity Distribution Agreement and upon receipt of instructions provided by the Corporation, the Agent, or selling agent thereof, will use its commercially reasonable efforts, consistent with its normal trading and sales practices, applicable laws and the applicable rules of the CSE or any other applicable Marketplace, to sell the Subordinate Voting Shares directly on the CSE or any other applicable Marketplace in accordance with the parameters specified by the Corporation. The Subordinate Voting Shares will be distributed at market prices prevailing at the time of the sale of such Subordinate Voting Shares. As a result, prices may vary as between purchasers and during the period of distribution.

The Corporation will instruct the Agent as to the number of Subordinate Voting Shares to be sold by the Agent from time to time by sending the Agent a notice (a “Placement Notice”) that requests that the Agent sell up to a specified dollar amount or a specified number of Subordinate Voting Shares and specifies any parameters in accordance with which the Corporation requires that the Subordinate Voting Shares be sold. The parameters set forth in a Placement Notice may not conflict with the provisions of the Equity Distribution Agreement. The Corporation or the Agent may suspend the Offering upon proper notice and subject to other conditions set forth in the Equity Distribution Agreement.

Settlement for sales of Subordinate Voting Shares will occur unless otherwise specified in an applicable Placement Notice, on the first trading day following the date on which any sales are made, or on such earlier date as is then current industry practice for regular-way trading. The Agent will deliver, within five business days of the settlement date or such later date as agreed to between the Corporation and the Agent, the related net proceeds in same day funds to an account designated by the Corporation. There is no arrangement for funds to be received in an escrow, trust or similar arrangement. Sales of Subordinate Voting Shares will be settled through the facilities of CDS Clearing and Depository Services Inc. or by such other means as permitted by the Equity Distribution Agreement.

No underwriter of the Offering, and no person or company acting jointly or in concert with an underwriter, may, in connection with the distribution, enter into any transaction that is intended to stabilize or maintain the market price of the Subordinate Voting Shares, including selling an aggregate number or principal amount of Subordinate Voting Shares that would result in the underwriter creating an over-allocation position in the Subordinate Voting Shares.

The Corporation will also disclose the number and average price of Subordinate Voting Shares sold, as well as the total gross proceeds, commission and net proceeds from sales hereunder, in the ordinary course in its annual and interim financial statements or associated management's discussion and analysis filed on SEDAR+ at www.sedarplus.com.

There is no minimum amount of funds that must be raised under the Offering. This means that the Offering may terminate after only raising a small portion of the offering amount set out herein, or none at all. An investor will not be entitled to a return of its investment if only a portion of the disclosed maximum offering amount set out herein is in fact raised.

In connection with the sale of the Subordinate Voting Shares on behalf of the Corporation, the Agent will be an underwriter as defined in applicable securities legislation in Canada, and the compensation of the Agent will be deemed to be underwriting commissions or discounts. Pursuant to the terms of the Equity Distribution Agreement, the Corporation will compensate the Agent for its services in acting as agent in the sale of the Subordinate Voting Shares pursuant to the Offering in an amount equal to 2.5% of the gross proceeds from sales of the Subordinate Voting Shares made on the CSE or another applicable Marketplace. The Corporation estimates that the total expenses that it will incur for the Offering (including fees payable to stock exchanges, securities regulatory authorities, its counsel, its auditors and counsel to the Agent, but excluding compensation payable to the Agent under the terms of the Equity Distribution Agreement) will be approximately US$250,000.

S-9

Exhibit 99.1
The Offering will terminate upon the earlier of: (i) the issuance and sale of all Subordinate Voting Shares subject to the Equity Distribution Agreement by the Agent; (ii) the receipt issued for the Prospectus ceasing to be effective in accordance with applicable securities laws; and (iii) termination of the Equity Distribution Agreement in accordance with its terms. The Corporation and the Agent may each terminate the Equity Distribution Agreement in their sole discretion at any time by giving 10 days’ prior written notice to the other party or under the circumstances specified in the Equity Distribution Agreement.

The Corporation has agreed to indemnify and provide contribution to the Agent against or in respect of, among other things, certain civil liabilities, including liabilities under applicable securities legislation in Canada.

The Corporation has given notice to the CSE to list the Subordinate Voting Shares offered by this Prospectus Supplement and the Prospectus on the CSE. Listing will be subject to the Corporation fulfilling all of the listing requirements of the CSE.

The Subordinate Voting Shares offered hereby have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States, and may not be offered, sold or delivered, directly or indirectly, in the United States, or to a U.S. Person unless exemptions from the registration requirements of the U.S. Securities Act and any applicable state securities laws are available. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within the United States or to, or for the account or benefit of, any U.S. Person.

A copy of the Equity Distribution Agreement can be obtained under the Corporation's profile on SEDAR+ at www.sedarplus.com.

S-10

Exhibit 99.1
ELIGIBILITY FOR INVESTMENT

In the opinion of Bennett Jones LLP, counsel to the Corporation, and Mintz LLP, counsel to the Agent, based on the current provisions of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”) in force as of the date hereof and specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, the Subordinate Voting Shares offered hereby, if issued on the date hereof, would be qualified investments at the time of the acquisition thereof for trusts governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, registered disability savings plan, tax-free savings account, first home savings account (collectively, “Registered Plans”) or deferred profit sharing plan, provided that at such time the Subordinate Voting Shares are listed on a designated stock exchange for the purposes of the Tax Act (which currently includes the CSE) or the Corporation qualifies as a “public corporation” (as defined in the Tax Act).

Notwithstanding the foregoing, the holder, annuitant or subscriber of a Registered Plan (the “Controlling Individual”) will be subject to a penalty tax in respect of Subordinate Voting Shares held in the Registered Plan if such securities are a prohibited investment for the particular Registered Plan. A Subordinate Voting Share generally will not be a “prohibited investment” for a Registered Plan unless the Controlling Individual does not deal at arm's length with the Corporation for the purposes of the Tax Act or the Controlling Individual has a “significant interest” (as defined in subsection 207.01(4) of the Tax Act) in the Corporation. In addition, the Subordinate Voting Shares will generally not be “prohibited investments” if such securities are “excluded property” (as defined in subsection 207.01(1) of the Tax Act) for a Registered Plan. Controlling Individuals should consult their own tax advisors as to whether the Subordinate Voting Shares will be a prohibited investment in their particular circumstances.

Persons who intend to hold Subordinate Voting Shares offered hereby in a Registered Plan or deferred profit sharing plan should consult their own tax advisors with regard to the application of these rules in their particular circumstances.

S-11

Exhibit 99.1
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to holders who acquire Subordinate Voting Shares pursuant to the Offering and who, at all relevant times, for purposes of the Tax Act and any applicable income tax treaty or convention: (i) hold the Subordinate Voting Shares as capital property; (ii) deal at arm's length with the Corporation and the Agent; (iii) are not affiliated with the Corporation or the Agent; and (iv) are, or are deemed to be, resident in Canada (each a “Resident Holder”). Generally, the Subordinate Voting Shares will be considered to be capital property to a holder provided that the holder does not acquire or hold the Subordinate Voting Shares in the course of carrying on a business of trading or dealing in securities or as part of one or more transactions considered to be an adventure or concern in the nature of trade. Resident Holders whose Subordinate Voting Shares might not otherwise qualify as capital property may in certain circumstances make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have their Subordinate Voting Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders should consult their own tax advisors with respect to whether the election is available and advisable in their particular circumstances.

This summary is not applicable to a Resident Holder of Subordinate Voting Shares: (i) that is a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act or a “specified financial institution” as defined in the Tax Act; (ii) an interest in which is a “tax shelter investment” for the purposes of the Tax Act; (iii) that has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) that has entered into, or will enter into, a “derivative forward agreement” or “synthetic disposition arrangement” (each as defined in the Tax Act) with respect to its Subordinate Voting Shares; or (v) that receives dividends on its Subordinate Voting Shares under or as part of a “dividend rental arrangement” (as defined in the Tax Act). Such Resident Holders should consult their own tax advisors.

In addition, this summary does not address the deductibility of interest by a Resident Holder that has borrowed money or otherwise incurred debt to acquire Subordinate Voting Shares pursuant to the Offering.

Additional considerations not discussed herein may apply to a Resident Holder that is a corporation resident in Canada and that is or becomes (or that does not deal at arm's length for purposes of the Tax Act with a corporation resident in Canada that is or becomes), as part of a transaction or event or a series of transactions or events that includes the transactions described in this Prospectus Supplement, controlled by a non-resident person (or group of non-resident persons that do not deal with each other at arm's length) for purposes of the “foreign affiliate dumping” rules in Section
212.3 of the Tax Act. Such Resident Holders should consult their own tax advisors with respect to purchasing Subordinate Voting Shares pursuant to the Offering.

This summary is based on the current provisions of the Tax Act in force on the date hereof, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this Prospectus Supplement (the “Proposed Amendments”) and on the Corporation's counsel's understanding of the current administrative practices and assessing policies of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. This summary assumes that the Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account or anticipate any changes in the law or in the administrative practices or assessing policies of CRA, whether by legislative, governmental, administrative or judicial decision or action, nor does it take into account or consider other federal or any provincial, territorial or foreign tax considerations, which may differ significantly from those discussed herein.

This summary is not exhaustive of all possible Canadian federal income tax considerations applicable to a Resident Holder in respect of the transactions described herein. The income or other tax consequences will vary depending on the particular circumstances of the Resident Holder, including the province or provinces in which the Resident Holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Resident Holder, and

S-12

Exhibit 99.1
no representations with respect to the income tax consequences to any particular Resident Holder are made. Moreover, no advance income tax ruling has been applied for or obtained from the CRA to confirm the tax consequences of any of the transactions described herein. Resident Holders should consult their own legal and tax advisors for advice with respect to the tax consequences of the transactions described in this Prospectus Supplement based on their particular circumstances.

Dividends on Subordinate Voting Shares

Dividends received or deemed to be received on Subordinate Voting Shares will be included in computing a Resident Holder's income. In the case of an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules normally applicable in respect of “taxable dividends” received from “taxable Canadian corporations” (each as defined in the Tax Act). An enhanced dividend tax credit will be available to individuals in respect of “eligible dividends” (as defined in the Tax Act) designated by the Corporation to the Resident Holder in accordance with the provisions of the Tax Act. There may be limitations on the ability of the Corporation to designate dividends as “eligible dividends”.

Dividends received or deemed to be received on Subordinate Voting Shares by a Resident Holder that is a corporation will be required to be included in computing the corporation's income for the taxation year in which such dividends are received, but such dividends will generally be deductible in computing the corporation's taxable income. In certain circumstances, subsection 55(2) of the Tax Act may deem a taxable dividend received (or deemed to be received) by a Resident Holder that is a corporation to be proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A Resident Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation controlled, whether because of a beneficial interest in one or more trusts or otherwise, by or for the benefit of an individual (other than a trust) or related group of individuals (other than trusts), will generally be liable under Part IV of the Tax Act to pay a refundable tax on dividends received or deemed to be received on Subordinate Voting Shares to the extent that such dividends are deductible in computing the Resident Holder's taxable income for the taxation year.

Dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for minimum tax under the Tax Act. Resident Holders who are individuals should consult their own tax advisors in this regard.

A Resident Holder may be subject to United States withholding tax on dividends received on the Subordinate Voting Shares (see “Certain United States Federal Income Tax Considerations”). Any United States withholding tax paid by or on behalf of a Resident Holder in respect of dividends received on the Subordinate Voting Shares by a Resident Holder may be eligible for foreign tax credit or deduction treatment where applicable under the Tax Act. Generally, a foreign tax credit in respect of a tax paid to a particular foreign country is limited to the Canadian tax otherwise payable in respect of income sourced in that country. Dividends received on the Subordinate Voting Shares by a Resident Holder may not be treated as income sourced in the United States for these purposes. Resident Holders should consult their own tax advisors with respect to the availability of any foreign tax credits or deductions under the Tax Act in respect of any United States withholding tax applicable to dividends on the Subordinate Voting Shares.

Dispositions of Subordinate Voting Shares

Upon a disposition or deemed disposition of Subordinate Voting Shares (other than a disposition to the Corporation that is not a sale in the open market in the manner in which shares would normally be purchased by any member of the public in an open market), a capital gain (or capital loss) will generally be realized by a Resident Holder to the extent that the proceeds of disposition are greater (or less) than the aggregate of the adjusted cost base of the Subordinate Voting Shares to the Resident Holder immediately before the disposition and any reasonable costs of disposition. For the purposes of determining the adjusted cost base of a Resident Holder's Subordinate Voting Shares, the cost of the Subordinate Voting Shares acquired pursuant to the Offering by such Resident Holder must generally be averaged with the adjusted cost base of all other Subordinate Voting Shares held by the Resident Holder as capital property. Such

S-13

Exhibit 99.1
capital gain (or capital loss) will be subject to the treatment described below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

One-half of any capital gain (a “taxable capital gain”) realized in a taxation year must generally be included in a Resident Holder's income for such year. One-half of any capital loss (an “allowable capital loss”) realized in a taxation year will generally be deductible by a Resident Holder against taxable capital gains realized in that year, and allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or in any subsequent year (against taxable capital gains realized in such years) to the extent and under the circumstances described in the Tax Act.

If the Resident Holder is a corporation, the amount of any capital loss realized on the disposition or deemed disposition of Subordinate Voting Shares may in certain circumstances be reduced by the amount of any dividends, including deemed dividends, which have been received on such shares or shares substituted for such shares to the extent and in the circumstances specified by the Tax Act. Analogous rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Subordinate Voting Shares, directly or indirectly, through a partnership or trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Other Taxes

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or that is at any time in the relevant taxation year a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, which includes an amount in respect of taxable capital gains. Such Resident Holders are advised to consult their own tax advisors.

Taxable capital gains realized by a Resident Holder who is an individual may give rise to alternative minimum tax depending on the Resident Holder's circumstances.

S-14

Exhibit 99.1
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain material U.S. federal income tax considerations for Non-U.S. Holders (as defined below) relating to the ownership and disposition of the Subordinate Voting Shares. This summary is general in nature and does not discuss all aspects of U.S. federal income taxation that may be relevant to a holder of the Subordinate Voting Shares in light of its particular circumstances. In addition, this summary does not address the U.S. federal alternative minimum tax, the Medicare tax on net investment income, U.S. federal estate and gift taxes, U.S. state and local taxes or foreign taxes. This summary deals only with Subordinate Voting Shares held as capital assets within the meaning of Section 1221 of the Code, (generally, property held for investment), and does not address tax considerations applicable to any holder of Subordinate Voting Shares that may be subject to special treatment under the United States federal income tax laws, including:

•a bank or other financial institution;

•a tax-exempt or governmental organization;

•a retirement plan or other tax-deferred account;

•a partnership or other entity treated as a partnership or pass-through (or an investor therein);

•an insurance company;

•a mutual fund, regulated investment company or real estate investment trust;

•a person that purchases or sells Subordinate Voting Shares as part of a wash sale for tax purposes;

•a dealer or broker in stocks and securities, or currencies;

•a trader in securities that elects mark-to-market treatment;

•a holder of Subordinate Voting Shares subject to the alternative minimum tax provisions of the Code;

•a holder of Subordinate Voting Shares that received Subordinate Voting Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•a person that owns (or is deemed to own) 5% or more of the outstanding Subordinate Voting Shares;

•a person that holds Subordinate Voting Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•“controlled foreign corporations” within the meaning of the Code;

•“passive foreign investment companies” within the meaning of the Code; or

•a U.S. expatriate.

This summary is based on the Code, treasury regulations promulgated under the Code (“Treasury Regulations”), and rulings and judicial decisions, all as in effect as of the date hereof, and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

S-15

Exhibit 99.1
If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the Subordinate Voting Shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. A partner in a partnership holding the Subordinate Voting Shares should consult its own tax advisors regarding the tax consequences of acquiring, holding and disposing of the Subordinate Voting Shares.

THIS DISCUSSION IS INTENDED ONLY AS A GENERAL SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO A HOLDER OF THE SUBORDINATE VOTING SHARES AND SHOULD BE READ IN CONJUNCTION WITH THE DISCUSSION OF CANADIAN TAX CONSIDERATIONS HEREIN. WE URGE BENEFICIAL OWNERS OF THE SUBORDINATE VOTING SHARES TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE OFFERING.

Non-U.S. Holders

A “Non-U.S. Holder” is a beneficial owner of the Subordinate Voting Shares other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes that is not a U.S. Holder (as defined in the Prospectus).

Tax Classification as a U.S. Domestic Corporation

The Corporation is treated as a United States corporation for United States federal income tax purposes under Section 7874 of the Code and is subject to United States federal income tax on its worldwide income, notwithstanding that the Corporation is organized under the provisions of the Business Corporations Act (British Columbia) in Canada.

Tax Considerations for Non-U.S. Holders

Distributions on Subordinate Voting Shares

The Corporation has not and does not foresee making distributions with respect to its Subordinate Voting Shares. Distributions of cash or property on Subordinate Voting Shares will constitute U.S. source dividends for U.S. federal income tax purposes to the extent paid from the Corporation's current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess thereof will first constitute a return of capital and be applied against and reduce a Non-U.S. Holder's adjusted tax basis in its Subordinate Voting Shares, but not below zero, and thereafter be treated as capital gain and will be treated as described under “Sale or Other Taxable Disposition” below.

Subject to the discussions under “Information Reporting and Backup Withholding” above and under “FATCA” below, any dividend paid to a Non-U.S. Holder of Subordinate Voting Shares generally will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate as may be specified under an applicable income tax treaty, unless the dividend is effectively connected with the Non-U.S. Holder's conduct of a trade or business within the U.S.. In order to receive a reduced treaty rate, a Non-U.S. Holder must provide its financial intermediary with an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or an appropriate successor form), properly certifying such holder's eligibility for the reduced rate. If a Non-U.S. Holder holds Subordinate Voting Shares through a financial institution or other agent acting on the Non-U.S. Holder's behalf, the Non-U.S. Holder will be required to provide appropriate documentation to such agent, and the Non-U.S. Holder's agent will then be required to provide such (or a similar) certification to us, either directly or through other intermediaries. A Non-U.S. Holder that does not timely furnish the required certification, but that qualifies for a reduced treaty rate, generally may apply for and obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their entitlement to benefits under any applicable income tax treaty.

Dividends paid to a Non-U.S. Holder that are effectively connected with the Non-U.S. Holder's conduct of a trade or business in the U.S. (or, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment, or fixed base, of the Non-U.S. Holder) generally will be exempt from the withholding tax described above and instead will be subject to U.S. federal income tax on a net income basis at regular graduated U.S. federal income tax rates applicable to U.S. Holders. In such case, the Corporation will not have to withhold U.S. federal tax so

S-16

Exhibit 99.1
long as the Non-U.S. Holder timely complies with the applicable certification and disclosure requirements. In order to obtain this exemption from withholding tax, a Non-U.S. Holder must provide its financial intermediary with an IRS Form W-8ECI properly certifying its eligibility for such exemption. Any such effectively connected dividends received by a corporate Non-U.S. Holder may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty), as adjusted for certain items. Non-U.S. Holders should consult their own tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition of Subordinate Voting Shares

Subject to the discussions under “Information Reporting and Backup Withholding” above and under “FATCA” below, any gain realized on the sale or other disposition of Subordinate Voting Shares by a Non-U.S. Holder generally will not be subject to U.S. federal income tax unless:

•the gain is effectively connected with the Non-U.S. Holder's conduct of a trade or business in the U.S. (or, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, or fixed base, of the Non-U.S. Holder);

•the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition, and certain other conditions are met; or

•the rules of the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”) apply to treat the gain as effectively connected with a U.S. trade or business.

A Non-U.S. Holder who has gain that is described in the first bullet point immediately above generally will be subject to
U.S. federal income tax on the gain derived from the sale or other disposition pursuant to regular graduated U.S. federal income tax rates in the same manner as if it were a U.S. Holder. In addition, a corporate Non-U.S. Holder described in the first bullet point immediately above may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits (or at such lower rate as may be specified by an applicable income tax treaty), as adjusted for certain items.

A Non-U.S. Holder who meets the requirements described in the second bullet point immediately above will be subject to a flat 30% tax (or a lower tax rate specified by an applicable tax treaty) on the gain derived from the sale or other disposition, which gain may be offset by certain U.S. source capital losses (even though the individual is not considered a resident of the U.S.), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

With respect to the third bullet point above, pursuant to FIRPTA, in general, a Non-U.S. Holder is subject to U.S. federal income tax in the same manner as a U.S. Holder on any gain realized on the sale or other disposition of a “U.S. real property interest” (“USRPI”). For purposes of these rules, a USRPI generally includes stock in a U.S. corporation if such corporation's interests in U.S. real property constitute 50% or more, by value, of the sum of the U.S. corporation's (i) assets used in a trade or business, (ii) U.S. real property interests, and (iii) interests in real property outside of the U.S. A U.S. corporation whose interests in U.S. real property constitute 50% or more, by value, of the sum of such assets is commonly referred to as a U.S. real property holding corporation (“USRPHC”). If Subordinate Voting Shares are treated as regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code), FIRPTA generally will not apply to a disposition of Subordinate Voting Shares by a Non-U.S. Holder that owns directly (or is deemed to own pursuant to attribution rules) 5% or less of the Subordinate Voting Shares at any time during the relevant period, in which case such gain will be subject to U.S. federal income tax at rates generally applicable to U.S. Holders, except that the branch profits tax will not apply. The Corporation does not expect to be classified as a USRPHC. However, such determination is factual in nature and subject to change and no assurance can be provided as to whether the Corporation will be a USRPHC with respect to a Non-U.S. holder at any future time.

Information Reporting and Backup Withholding

With respect to distributions and dividends on Subordinate Voting Shares, the Corporation must report annually to the IRS and to each Non-U.S. Holder the amount of distributions and dividends paid to such Non-U.S. Holder and any tax

S-17

Exhibit 99.1
withheld with respect to such distributions and dividends, regardless of whether withholding was required with respect thereto. Copies of the information returns reporting such dividends and distributions and withholding also may be made available to the tax authorities in the country in which the Non-U.S. Holder resides or is established under the provisions of an applicable income tax treaty, tax information exchange agreement or other arrangement. A Non-U.S. Holder will be subject to backup withholding for dividends and distributions paid to such Non-U.S. Holder unless either (i) such Non-U.S. Holder certifies under penalty of perjury that it is not a U.S. person (as defined in the Code), which certification is generally satisfied by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (or appropriate successor form), and the payor does not have actual knowledge or reason to know that such holder is a U.S. person, or (ii) such Non-U.S. Holder otherwise establishes an exemption.

With respect to sales or other dispositions of Subordinate Voting Shares, information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of Subordinate Voting Shares within the U.S. or conducted through certain U.S.-related financial intermediaries, unless either (i) such Non-U.S. Holder certifies under penalty of perjury that it is not a U.S. person (as defined in the Code), which certification is generally satisfied by providing a properly executed IRS Form W-8BEN, IRS Form W-8BEN-E, or IRS Form W-8ECI (or appropriate successor form), and the payor does not have actual knowledge or reason to know that such holder is a U.S. person, or (ii) such Non-U.S. Holder otherwise establishes an exemption.

Whether with respect to distributions and dividends, or the sale or other disposition of Subordinate Voting Shares, backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder's U.S. federal income tax liability, if any, provided the required information is timely furnished to the IRS.

FATCA

Withholding taxes may be imposed pursuant to the Foreign Account Tax Compliance Act (“FATCA”) (Sections 1471 through 1474 of the Code) on certain types of payments made to non-U.S. financial institutions and certain other non-
U.S. entities. Specifically, except as discussed below, a 30% withholding tax may be imposed on dividends on Subordinate Voting Shares paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code).

Such 30% FATCA withholding will not apply to a foreign financial institution if such institution undertakes certain diligence and reporting obligations, or otherwise qualifies for an exemption from these rules. The diligence and reporting obligations include, among others, entering into an agreement with the U.S. Department of Treasury pursuant to which the foreign financial institution must (i) undertake to identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined in the Code), (ii) annually report certain information about such accounts, and (iii) withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules.

The 30% FATCA withholding will not apply to a non-financial foreign entity which either certifies that it does not have any “substantial United States owners” (as defined in the Code), furnishes identifying information regarding each substantial United States owner, or otherwise qualifies for an exemption from these rules.

THE FOREGOING SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES THAT MAY BE RELEVANT TO PARTICULAR HOLDERS OF SUBORDINATE VOTING SHARES AND IS NOT TAX OR LEGAL ADVICE. HOLDERS OF SUBORDINATE VOTING SHARES SHOULD ALSO REVIEW THE DISCLOSURE CONCERNING CANADIAN TAX CONSIDERATIONS AND SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF ACQUIRING, HOLDING AND DISPOSING OF SUBORDINATE VOTING SHARES.

S-18

Exhibit 99.1
PRIOR SALES

The following summarizes the conversion of Proportionate Voting Shares to Subordinate Voting Shares during the 12 months prior to the date of this Prospectus Supplement. The Corporation did not issue any Subordinate Voting Shares or securities convertible into, or exercisable to acquire, Subordinate Voting Shares during the 12 months prior to the date of this Prospectus Supplement.

Conversion of Proportionate Voting Shares to Subordinate Voting Shares
Date Issued	Number of Proportionate Voting Shares	Number of Subordinate Voting Shares issued on Conversion
January 30, 2025	500.00	100,000
June 23, 2025	66.79	13,358
July 17, 2025	100.00	20,000
August 15, 2025	333.34	66,667
August 27, 2025	894.77	178,952
September 03, 2025	133.34	26,667
October 27, 2025	387.15	77,430
December 15, 2025	603.93	120,786
December 17, 2025	260.25	52,050
December 22, 2025	533.34	106,668
January 16, 2026	133.34	26,667

TRADING PRICE AND VOLUME

Subordinate Voting Shares

The issued and outstanding Subordinate Voting Shares are listed and posted for trading on the CSE under the symbol “CL”. On January 28, 2026, being the last trading day prior to the date of this Prospectus Supplement, the closing price of the Subordinate Voting Shares on the CSE was $1.47. The following table sets out the high and low sales prices and the volume traded of the Subordinate Voting Shares for the 12 months preceding the date of this Prospectus.

Period	High Trading Price (in C$)	Low Trading Price (in C$)	Volume
January 2025	$1.47	$1.21	2,030,934
February 2025	$1.74	$1.17	2,833,557
March 2025	$1.26	$0.76	3,127,347
April 2025	$1.35	$0.75	4,520,684
May 2025	$1.36	$0.80	2,262,507
June 2025	$0.85	$0.60	13,708,910
July 2025	$1.02	$0.65	6,109,238
August 2025	$2.20	$0.79	10,804,235
September 2025	$1.97	$1.31	7,100,036
October 2025	$2.12	$1.53	4,669,664
November 2025	$1.73	$0.89	4,964,812
December 2025	$3.12	$0.99	13,941,480
January 2 - January 28, 2026	$2.06	$1.47	3,060,982

S-19

Exhibit 99.1
RISK FACTORS

An investment in securities of the Corporation including in Subordinate Voting Shares offered hereby is subject to certain risks, which should be carefully considered by prospective purchasers before purchasing such securities. In addition to information set out or incorporated by reference in this Prospectus Supplement and the Prospectus currently and from time to time, investors should carefully consider the risk factors indicated below. Any one of such risk factors could materially adversely affect the Corporation's business, prospects, financial condition, results of operations, cash flows and/or an investment in the Subordinate Voting Shares and could cause actual events to differ materially from those described in forward-looking information and statements relating to the Corporation. Additional risks and uncertainties of which the Corporation is currently unaware or that are unknown or that the Corporation currently deems to be immaterial could have a material adverse effect on the Corporation's business, prospects, financial condition, results of operations and/or cash flows. The Corporation cannot provide any assurances that it will successfully address any or all of these risks. Purchasers should carefully consider the risks described under the heading “Risk Factors” in the Prospectus and in the AIF. See “Documents Incorporated by Reference”.

Net Proceeds to the Corporation from the Offering

There is no minimum amount of funds that is required to be raised under the Offering. The Agent has agreed to use its commercially reasonable efforts to sell the Subordinate Voting Shares when and to the extent requested by the Corporation, but the Corporation is not required to request the sale of any minimum amount of Subordinate Voting Shares qualified under this Prospectus Supplement and, if it requests a sale, the Agent is not obligated to purchase any Subordinate Voting Shares that are not sold. As a result, the Corporation may raise substantially less than the maximum total Offering amount or none at all.

Number of Subordinate Voting Shares to be Offered

The Subordinate Voting Shares will be sold by the Agent at the market price prevailing at the time of sale and, therefore, there is no certainty as to the number of Subordinate Voting Shares that may be sold under the Offering. If the prevailing market price for the Subordinate Voting Shares declines, then the Corporation will be able to issue more Subordinate Voting Shares under the Offering and investors may suffer greater dilution.

Broad Discretion in the Use of Proceeds

Management of the Corporation will have broad discretion in the application of the net proceeds from the Offering pursuant to this Prospectus Supplement and the Prospectus and could spend the proceeds in ways that do not improve the Corporation's results of operations or enhance the value of the Subordinate Voting Shares. The failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Corporation's business and cause the price of the Subordinate Voting Shares to decline. Pending their use, the Corporation may invest the net proceeds from the Offering pursuant to this Prospectus Supplement and the Prospectus in a manner that does not produce income or that loses value.

Additional Financing

The Corporation expects to require substantial additional capital in the near future to fund its acquisition strategy and to continue operations at its cultivation and production facilities, dispensaries, expansion of its product lines, development of its intellectual property base, increasing production capabilities and expanding its operations in states where it currently operates and states where it currently does not have operations. The Corporation may not be able to obtain additional financing on terms acceptable to it, or at all. If the Corporation fails to raise additional capital, as needed, its ability to implement its business model and strategy could be compromised.

Even if the Corporation obtains financing for its near-term operations, it expects that it will require additional capital thereafter. The capital needs of the Corporation will depend on numerous factors including: (i) profitability; (ii) the release of competitive products by competitors; (iii) the level of investment in research and development; and (iv) the amount of our capital expenditures, including acquisitions. There can be no assurance that the Corporation will be able to obtain capital in the future to meet its needs.

S-20

Exhibit 99.1

The Corporation is continually assessing a range of public and private financing options, including secured and unsecured debt, equity, convertible debt and real estate sale/leaseback transactions. Although the Corporation has accessed private financing in the past, there is neither a broad nor deep pool of institutional capital that is available to companies in the U.S. cannabis industry. There can be no assurance that additional financing, if raised privately, will be available to the Corporation when needed or on terms which are acceptable.

The Corporation Could Fail to Complete its Proposed or Contemplated Acquisitions or They May Be Completed On Different Terms

There can be no assurances that any of the Corporation's proposed or contemplated acquisitions: (i) will be completed;
(ii) will receive the appropriate approvals for their completion required under applicable laws; or (iii) will be completed on the same or similar terms currently contemplated by the Corporation. In addition, if the proposed or contemplated acquisitions are not completed, the ongoing business of the Corporation may be adversely affected as a result of the costs (including opportunity costs) incurred in respect of pursuing such potential acquisitions. Failure to complete the Corporation's proposed or contemplated acquisitions could have a material adverse effect on the Corporation's business, financial condition and results of operations.

Forward-Looking Information May Prove to be Inaccurate

Investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. In particular, the Corporation is a party to several proposed and pending acquisitions as disclosed herein and in the Prospectus, the completion and/or success of which is subject to many conditions, risks and variables, many of which are outside of the Corporation's control. Additional information on the risks, assumptions and uncertainties are found in this short form prospectus under the heading “Forward-Looking Information”.

Additional Issuance of Subordinate Voting Shares and Subsidiary Securities May Result in Dilution

The Corporation may issue additional securities in the future, which may dilute a shareholder's holdings in the Corporation. The Corporation's articles permit the issuance of an unlimited number of Subordinate Voting Shares, and existing shareholders will have no pre-emptive rights in connection with such further issuance. The Corporation's board of directors has discretion to determine the price and the terms of further issuances. Moreover, additional Subordinate Voting Shares will be issued by the Corporation on the conversion of the Proportionate Voting Shares in accordance with their terms. The Corporation may also issue Subordinate Voting Shares to finance future acquisitions. The Corporation cannot predict the size of future issuances of Subordinate Voting Shares or the effect that future issuances and sales of Subordinate Voting Shares will have on the market price of the Subordinate Voting Shares. Issuances of a substantial number of additional Subordinate Voting Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Subordinate Voting Shares. With any additional issuance of Subordinate Voting Shares, investors will suffer dilution to their voting power and the Corporation may experience dilution in its revenue per share.

Additionally, the subsidiaries of the Corporation, such as Cresco U.S. Corp. and Cresco Labs, LLC, may issue additional securities, including Cresco Corp Redeemable Shares, Cresco Redeemable Units and LTIP Units (as such terms are defined in the AIF) to new or existing shareholders, members or securityholders, including in exchange for services performed or to be performed on behalf of such entities or to finance future acquisitions. Any such issuances could result in substantial dilution to the indirect equity interest of the holders of Subordinate Voting Shares in Cresco Labs, LLC.

Volatile Market Price of the Subordinate Voting Shares and Other Listed Securities

The market price of the Subordinate Voting Shares and other listed securities of the Corporation from time to time, cannot be predicted and has been and may be volatile and subject to wide fluctuations in response to numerous factors,

S-21

Exhibit 99.1
many of which are beyond the Corporation's control. This volatility may affect the ability of holders of Subordinate Voting Shares or such other securities to sell their securities at an advantageous price. Market price fluctuations in the Subordinate Voting Shares or such other securities may be due to the Corporation's operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts' estimates, adverse changes in general market conditions or competitive, regulatory or economic trends, adverse changes in the economic performance or market valuations of companies in the industry in which the Corporation operates, acquisitions, dispositions, strategic partnerships, joint ventures, capital commitments or other material public announcements by the Corporation or its competitors or government and regulatory authorities, operating and share price performance of the companies that investors deem comparable to the Corporation, addition or departure of the Corporation's executive officers and other key personnel, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Subordinate Voting Shares or such other securities.

Financial markets have at times historically experienced significant price and volume fluctuations that have particularly affected the market prices of equity and convertible securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Subordinate Voting Shares and other listed securities of the Corporation, from time to time, may decline even if the Corporation's operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue or arise, the Corporation's operations may be adversely impacted and the trading price of the Subordinate Voting Shares and such other securities may be materially adversely affected.

Although other Canadian-based companies have dual class or multiple voting share structures, given the capital structure contemplated in respect of the Corporation and the concentration of voting control held by the holders of the Super Voting Shares, this structure and control could result in a lower trading price for, or greater fluctuations in, the trading price of the Corporation's Subordinate Voting Shares or adverse publicity to the Corporation or other adverse consequences.

Negative Cash Flow from Operations

The Corporation has incurred operating losses in recent periods. The Corporation may not be able to achieve or maintain profitability and may continue to incur significant losses in the future. In addition, the Corporation expects to continue to increase operating expenses as it implements initiatives to continue to grow its business. If the Corporation's revenues do not increase to offset its costs and operating expenses or if the Corporation is unable to raise financing to fund capital or operating expenditures or acquisitions, it could limit its growth and may have a material adverse effect upon the Corporation's business, financial condition, cash flows, results of operations or prospects.

Liquidity

The Corporation cannot predict at what prices the Subordinate Voting Shares of the Corporation will trade and there can be no assurance that an active trading market will develop or be sustained. There is a significant liquidity risk associated with an investment in the Corporation.

Product Liability

As a distributor of products designed to be ingested by humans, including vaporizer products, the Corporation faces an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. The Corporation may be subject to various product liability claims, including, among others, that the Corporation's products caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances. A product liability claim or regulatory action against the Corporation could result in increased costs, could adversely affect the Corporation's reputation with its clients and consumers generally, and could have a material adverse effect on the results of operations and financial condition of the Corporation.

S-22

Exhibit 99.1
Any Dividends Paid On The Subordinate Voting Shares May Be Subject To Withholding Taxes

It is unlikely that the Corporation will pay any dividends on the Subordinate Voting Shares in the foreseeable future. However, dividends received by shareholders who are residents of Canada for purpose of the Tax Act will be subject to United States withholding tax. Any such dividends may not qualify for a reduced rate of withholding tax under the Canada-United States tax treaty. In addition, a foreign tax credit or a deduction in respect of foreign taxes may not be available.

Dividends received by United States shareholders will not be subject to United States withholding tax but will be subject to Canadian withholding tax. Dividends paid by the Corporation will be characterized as United States source income for purposes of the foreign tax credit rules under the United States Tax Code. Accordingly, United States shareholders generally will not be able to claim a credit for any Canadian tax withheld unless, depending on the circumstances, they have an excess foreign tax credit limitation due to other foreign source income that is subject to a low or zero rate of foreign tax.

The Corporation is subject to both U.S. and Canadian Taxation

The Corporation, which is and is expected to continue to be a Canadian company as of the date of this Prospectus Supplement, generally would be classified as a non-United States company under general rules of United States federal income taxation. Section 7874 of the Code, however, contains rules that can cause a non-United States company to be taxed as a United States company for United States federal income tax purposes. Under section 7874 of the Code, a company created or organized outside the United States. (i.e., a non-United States company) will nevertheless be treated as a United States company for United States federal income tax purposes if each of the following three conditions are met (i) the non-United States company acquires, directly or indirectly, or is treated as acquiring under applicable United States Treasury Regulations, substantially all of the assets held, directly or indirectly, by a United States company, (ii) after the acquisition, the former stockholders of the acquired United States company hold at least 80% (by vote or value) of the shares of the non-United States company by reason of holding shares of the United States acquired company, and (iii) after the acquisition, the non-United States company's expanded affiliated group does not have substantial business activities in the non-United States company's country of organization or incorporation when compared to the expanded affiliated group's total business activities.

For this purpose, “expanded affiliated group” means a group of corporations where (i) the non-United States company owns stock representing more than 50% of the vote and value of at least one member of the expanded affiliated group, and (ii) stock representing more than 50% of the vote and value of each member is owned by other members of the group. The definition of an “expanded affiliated group” includes partnerships where one or more members of the expanded affiliated group own more than 50% (by vote and value) of the interests of the partnership.

The Corporation is treated as a United States company for United States federal income tax purposes under section 7874 of the Code and is subject to United States federal income tax on its worldwide income. However, for Canadian tax purposes, the Corporation is, regardless of any application of section 7874 of the Code, treated as a resident of Canada for purposes of the Tax Act. As a result, the Corporation is subject to taxation both in Canada and the United States, which could have a material adverse effect on its financial condition and results of operations.

Enforcement of Judgments Against Foreign Persons may not be Possible

Canadian investors should be aware that each of the non-resident directors resides outside of Canada; as a result, it may not be possible for purchasers of the Subordinate Voting Shares to effect service of process within Canada upon the non-resident persons. All or a substantial portion of the assets of each of the non-resident persons are likely to be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the non-resident persons in Canada or to enforce a judgment obtained in Canadian courts against the non-resident persons outside of Canada.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Subordinate Voting Shares is Odyssey Trust Company at its principal transfer offices in Calgary, Alberta.

S-23

Exhibit 99.1

AUDITORS

Cresco's financial statements for the years ended December 31, 2024 and 2023, incorporated by reference in this Prospectus Supplement have been audited by Marcum LLP, independent auditors, as set forth in their report incorporated by reference in this Prospectus Supplement. Marcum LLP is independent with respect to Cresco within the meaning of the CPA Code of Professional Conduct of the Institute of Chartered Professional Accountants of Ontario.

Baker Tilly US, LLP, was appointed as the new auditor of the Corporation, effective June 12, 2025. Baker Tilly US, LLP has confirmed that they are independent within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies, including any applicable legislation or regulations.

INTEREST OF EXPERTS

Certain legal matters relating to the Offering will be passed upon on behalf of the Corporation by Bennett Jones LLP, and on behalf of the Agent by Mintz LLP. As of the date hereof, Bennett Jones LLP, and its partners and associates, and Mintz LLP, and its partners and associates, beneficially own, directly or indirectly, in their respective groups, less than 1% of any class of outstanding securities of the Corporation.

EXEMPTION

Pursuant to a decision of the Autorité des marchés financiers dated October 2, 2025, the Corporation was granted a permanent exemption from the requirement to translate into French this Prospectus Supplement, the Prospectus as well as the documents incorporated by reference in this Prospectus Supplement or in the Prospectus in relation to any future “at-the-market” distribution. This exemption was granted on the condition that this Prospectus Supplement, together with the Prospectus and all documents incorporated by reference therein, be translated into French if the Corporation offers Securities to Québec purchasers in connection with an offering other than in relation to an “at-the-market” distribution.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in some provinces of Canada provides purchasers of securities with the right to withdraw from an agreement to purchase securities and with remedies for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser are not sent or delivered to the purchaser. However, purchasers of Subordinate Voting Shares distributed under an at-the market distribution by the Corporation do not have the right to withdraw from an agreement to purchase the Subordinate Voting Shares and do not have remedies of rescission or, in some jurisdictions, revisions of the price, or damages for non-delivery of the prospectus, prospectus supplement, and any amendment relating to Subordinate Voting Shares purchased by such purchaser because the prospectus, prospectus supplement, and any amendment relating to the Subordinate Voting Shares purchased by such purchaser will not be sent or delivered as permitted under Part 9 of NI 44-102.

Securities legislation in some provinces of Canada further provides purchasers with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus, prospectus supplement and any amendment relating to securities purchased by a purchaser contains a misrepresentation. Those remedies must be exercised by the purchaser within the time limit prescribed by securities legislation. Any remedies under securities legislation that a purchaser of Subordinate Voting Shares distributed under an at-the-market distribution by the Corporation may have against the Corporation or the Agent for rescission or, in some jurisdictions, revisions of the price, or damages if the prospectus, prospectus supplement, and any amendment relating to securities purchased by a purchaser contain a misrepresentation will remain unaffected by the non-delivery of the prospectus referred to above.

A purchaser should refer to applicable securities legislation for the particulars of these rights and should consult a legal advisor.

S-24

Exhibit 99.1
The foregoing statement of a purchaser's statutory rights supersedes the disclosure under “Purchasers' Statutory Rights” in the Prospectus solely with respect to the at-the-market distribution of Subordinate Voting Shares made under this Prospectus Supplement.

S-25

Exhibit 99.1
CERTIFICATE OF THE CORPORATION

Dated: January 29, 2026

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this prospectus supplement, as required by the securities legislation of each of the provinces of Canada.

(signed) “Charles Bachtell”	(signed) “Sharon Schuler”

Charles Bachtell	Sharon Schuler
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(signed) “Thomas J. Manning”	(signed) “Gerald F. Corcoran”

Thomas J. Manning	Gerald F. Corcoran
Chairman of the Board of Directors	Director

SC-1

Exhibit 99.1
CERTIFICATE OF THE AGENT

Dated: January 29, 2026

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, will, as of the date of a particular distribution of securities under the prospectus, constitute full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this prospectus supplement as required by the securities legislation of each of the provinces of Canada.

HAYWOOD SECURITIES INC.

(signed) “Peter Graham”

Peter Graham
Managing Director, Investment Banking

SC-2